

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Via Email

Kenneth R. Bowling
Chief Financial Officer
Culp, Inc.
1823 Eastchester Drive
High Point, North Carolina 27265-1402

>   **Re: Culp, Inc.**
>   **Form 10-K for the Fiscal Year Ended May 2, 2010**
>   **Filed July 15, 2010**
>   **File No. 001-12597**

Dear Mr. Bowling:

        We have completed our review of your filing and do not have any further comments at this time.

>   Sincerely,
>
>   /s/ Christopher F. Chase for
>
>   H. Christopher Owings
>   Assistant Director

cc: Franklin N. Saxon
        Chief Executive Officer
        Via Email